Exhibit 4.7

FORM OF PURCHASE OPTION CLARIFICATION AGREEMENT

This PURCHASE OPTION CLARIFICATION AGREEMENT (this “Agreement”), dated November 14, 2006, is to the unit purchase option, dated as of July 1, 2005 (the “Purchase Option”), by and between TAC Acquisition Corp., a Delaware corporation, (the “Company”), and WEDBUSH MORGAN SECURITIES INC., (“WMS”) as registered owner. For purposes of this Agreement and the exercise of any right hereunder, the term “Holder” shall mean, as of any date, WMS and/or any permitted transferee in accordance with Section 3.1 of the Purchase Option that is validly holding the Purchase Option as of such date.

WHEREAS, each of the Company and WMS wish to clarify the understanding between the parties with respect to the terms of the Purchase Option;

NOW, THEREFORE, in consideration of the mutual agreements contained herein, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Purchase Option Supplement. The Purchase Option is supplemented hereby by adding the following language at the end of Sections 2.2 and 2.4.3 thereto, respectively:

Section 2.2: “In no event will any Holder be entitled to receive a net cash settlement upon exercise of this Purchase Option.”

Section 2.4.3: “In no event will any Holder be entitled to receive a net cash settlement upon exercise of any Warrants.”

2. Miscellaneous.

a. Governing Law. This Agreement shall be governed by and interpreted and construed in accordance with the laws of the State of New York applicable to contracts formed and to be performed entirely within the State of New York, without regard to the conflicts of law provisions thereof to the extent such principles or rules would require or permit the application of the laws of another jurisdiction. The Company and the Holder irrevocably and unconditionally submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York or, if such court does not have jurisdiction, the New York State Supreme Court in the Borough of Manhattan, in any action arising out of or relating to this Agreement, agree that all claims in respect of the action may be heard and determined in any such court and agree not to bring any action arising out of or relating to this Agreement in any other court. In any action, the Company and the Holder irrevocably and unconditionally waive and agree not to assert by way of motion, as a defense or otherwise any claims that it is not subject to the jurisdiction of the above court, that such action is brought in an inconvenient forum or that the venue of such action is improper. Without limiting the foregoing, the Company and the Holder agree that the service of process on either at the address provided in Section 8.4 of the Purchase Option shall be deemed effective service of process on such party. The Company and the Holder agree that the prevailing party(ies) in any such action shall be entitled to recover from the other party(ies) all of its reasonable attorneys’ fees and expenses relating to such action or proceeding and/or incurred in connection with the preparation therefor.

b. Entire Agreement. This Agreement and the Purchase Option (together with the other agreements and documents delivered pursuant to or in connection with the Purchase Option) constitute the entire agreement of the parties hereto with respect to the subject matter hereof, and supersede all prior agreements and understandings of the parties, oral and written, with respect to the subject matter hereof.

c. Amendments. No term or provision of this Agreement may be amended, changed, waived, altered or modified except by written instrument executed and delivered by the party against whom such amendment, change, waiver, alteration or modification is to be enforced.

d. Binding Effect. This Agreement shall inure solely to the benefit of and shall be binding upon, the Holder and the Company and their permitted assignees, respective successors, legal representative and assigns, and no other person shall have or be construed to have any legal or equitable right, remedy or claim under or in respect of or by virtue of this Agreement or any provisions herein contained.

e. Severability. If any provision in this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions, or of such provisions in any other jurisdiction, shall not in any way be affected or impaired thereby. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

f. Headings. The headings contained herein are for the sole purpose of convenience of reference, and shall not in any way limit or affect the meaning or interpretation of any of the terms or provisions of this Agreement.

g. Capitalized Terms. Capitalized terms used herein but not otherwise defined herein shall have the meanings assigned to such terms in the Purchase Option.

h. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts has been signed by each of the parties hereto and delivered to each of the other parties hereto.

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IN WITNESS WHEREOF, the parties hereto have executed this Purchase Option Clarification Agreement as of the date first written above.

TAC ACQUISITION CORP.

By:
Name: Title:	Jonathan H. Cohen Chairman and Chief Executive Officer

WEDBUSH MORGAN SECURITIES INC.

By:
Name: Title: